                                    April 28, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

      Re:   Wachovia Mortgage Loan Trust, LLC
            Registration Statement on Form S-3
            File No. 333-130771

Dear Ladies and Gentlemen:

            Wachovia Mortgage Loan Trust, LLC hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated to 10:00 a.m. (EST) on May 3, 2006, or as soon as practicable thereafter.

            The registrant acknowledges that (1) should the Securities and
Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
and (3) the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,

                                    Wachovia Mortgage Loan Trust, LLC

                                    By:  /s/  Robert J. Perret
                                         Name:   Robert J. Perret
                                         Title:  Director